Form C

Cover Page

Name of issuer:

AnyFans Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/21/2021

Physical address of issuer:

555 Beachcomber Blvd, Unit B15
Lake Havasu City AZ 86403

Website of issuer:

http://www.AnyFans.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

The price of SAFEs was determined arbitrarily.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$750,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

16

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,290.00	$0.00
Cash & Cash Equivalents:	$1,290.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$319,100.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($348,810.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

AnyFans Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joshua Luke	Founder & CEO of AnyFans	AnyFans Inc.	2021

For three years of business experience, refer to Appendix D: Director & Officer

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joshua Luke	President	2022
Joshua Luke	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Joshua Luke	500000.0 Class A Voting Common	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying our CF Units is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: The Company is a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

Raise capital;

Hire and retain qualified personnel;

Develop effective and cost-effective marketing strategies;

Manage our growth;

Implement technology systems;

Create brand awareness; and

Develop and implement financial controls.

Competition: The social media market is already packed with competitors. If the Company is successful, we expect Facebook and possibly other social media platforms to try to copy what we are doing, as Facebook has done successfully with other startups. Facebook's reach and resources are effectively limitless, and it is possible the Company could be driven out of business with investors losing everything. On the other hand, Tik-Tok teaches us that Facebook doesn't win every battle (at least not yet) and that there is still room for innovation.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Technology Risks: If our platform is very successful we could be deluged with traffic, testing our app and our other technology.

Breaches of Security: Our technology systems could be hacked, leading to the theft and/or disclosure of personal information of our users. In this event the Company could be subject to legal claims and suffer irreparable damage to its reputation.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $750,000 in this Offering but will begin to spend investor money if we raise as little as $250,000. This figure is arbitrary. If we raise only $250,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company depends on a small group of people, especially our Founder, Josh Luke. If Mr. Luke were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the SAFEs.

Risks Associated with SAFEs: A SAFE is a useful instrument for startups and their investors, but they also carry risks, including these:

At the time you buy a SAFE, you don't know what kind of security you will end up with. You could end up owning common stock, preferred stock, or you might own the SAFE itself indefinitely.

Unlike a debt instrument (e.g., a promissory note), there is no maturity date with most SAFES, i.e., no date upon which the SAFE must be repaid.

Your SAFE might never convert into stock or might convert to stock later than you would like. For example, suppose the Company raises $1.8M of capital later this year at $5 per share. Two years later it raises $5M at $12 per share. Your SAFE would convert at $12 per share (less your discount), not $5 per share.

Suppose your SAFE converts to stock. The Company could later issue a type of stock or other security with rights superior to those of the stock you own.

In a liquidation, your SAFE would be entitled to payment only after all creditors have been paid.

Terms of SAFE Could be Changed: The terms of your SAFE can be changed with the consent of the Company and the holders of a majority of the SAFEs, measured by purchase price.

Securities Laws Risks: This Offering is being conducted under Reg CF. We will conduct future offerings of securities under Reg CF or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors. That could be catastrophic for our business.

No Registration Under Securities Laws: Neither the Company nor the SAFEs will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the SAFEs are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying a SAFE only if you are willing to entrust all aspects of the Company's business to our management team.

Incomplete Offering Information: The SAFEs being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (thus this Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

We Don't Plan to Pay Dividends: We do not plan to pay dividends for the foreseeable future, instead investing any profits back into the growth of the business. Hence, you should not expect to receive any cash return on your investment for years.

No Market for the SAFEs: Limits on Transferability: There are significant

No Market for the SAFEs; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your SAFE:

Most important, there will be no public market, meaning you could have a hard time finding a buyer.

By law, you may not sell your SAFE for one year except in very limited circumstances.

You may not sell your SAFE without the Company's consent.

Taking the obstacles into account, you should plan to own your SAFE until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, members of our management time will devote themselves to other endeavors at the same time.

Members of our management team might prefer higher levels of compensation, while Investors might prefer lower levels.

Members of our management team might want to sell the Company before or after Investors believe it is prudent to do so.

The interests of Investors could also conflict with the interests of other shareholders of the Company.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE. For example:

Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

You would not be entitled to a jury trial.

You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$100,000**
Use of Proceeds:	30% App Development; 40% Marketing; 22.5% Legal and Labor; 7.5% WeFunder Fee

If we raise:	**$750,000**
Use of Proceeds:	20% App Development; 20% Marketing; 52.5% Legal and Labor; 7.5% WeFunder Fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may

consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"). The principal terms of our SAFE are as follows:

Conversion on Future Equity Raise

If the Company raises at least $2M in the future from the sale of its stock (common or preferred), then the SAFE will convert into that same type of stock, but at a discount. If you participate in the first $250,000 of this Offering your discount will be 18% while if you participate afterward your discount will be 15%.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, we raise $3M by selling a Series A Preferred Stock at $10 per share. Your SAFE will convert to shares of

Series A Preferred Stock. If you participated in the first $250,000 of this Offering, your SAFE will convert at $8.20 per share. Hence, having invested $5,000, you will receive 610 shares.

Conversion on Sale or IPO

If the Company is sold or goes public, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at the fair market value of the common stock as implied by the sale, but again reduced by your discount.

EXAMPLE: Suppose you invest $5,000 in our SAFE. Later, before we have raised at least $2M of additional capital, the Company is sold for a price that implies that the fair market value of our common stock is $15 per share. Suppose you participated in the first $250,000 of this Offering. If your SAFE converted to common stock, you would receive 407 shares. Therefore, you will receive in the sale the greater of $5,000 or the amount payable with respect to 407 shares of common stock.

Liquidation

If the Company liquidates before it raises at least $2M of capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

Limits on Transfer

Your SAFE may not be transferred without the Company's consent.

Irrevocable Proxy.

The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the

purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	1,000,000	0	No ⌄
Class B	8,000,000	0	No ⌄
Class A	2,000,000	500,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Holders of Class A Voting Common Stock are entitled to vote. Holders of the Class B Non-Voting Common Stock are not entitled to vote. Otherwise, the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical.

The Company has not yet authorized any series of Preferred Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company could issue securities, including a series of preferred stock, with rights superior to those of the SAFEs.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

They could make bad decisions, harming the Company.

They could devote less time to the Company than it requires.

They could issue securities with rights superior to those of the SAFEs.

They could pay themselves excessive compensation.

They could hire friends or relatives and pay them more than they're worth.

They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the SAFEs was determined arbitrarily. However, the nature of a SAFE is that the price is irrelevant.

The Company does not foresee any circumstance in which it would be required to place a value on the SAFEs in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

See response to Item 20.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

See Risk Factors.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Joshua Luke
Issue date	10/01/21
Amount	$319,100.00
Outstanding principal plus interest	$319,000.00 as of 03/18/22
Interest rate	0.0% per annum
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2022	Section 4(a)(2)		$30,900	General operations
3/2022	Section 4(a)(2)		$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  1. any director or officer of the issuer;
  2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
  4. or (4) any immediate family member of any of the foregoing persons.

  ☑ Yes
  ☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Joshua Luke
Amount Invested	$319,100.00
Transaction type	Loan
Issue date	10/01/21
Outstanding principal plus interest	$319,000.00 as of 03/18/22
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Owner

Owner personal contribution for start-up expenses

Name	Joshua Luke
Amount Invested	$30,900.00
Transaction type	Other
Issue date	01/02/22
Relationship	Owner

Owner personal contribution Union Bank deposit

Name	Joshua Luke
Amount Invested	$150,000.00
Transaction type	Other
Issue date	03/07/22
Relationship	Owner

Personal contribution of Founder & CEO.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE

ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AnyFans is a multi-platform social media experience. The mobile App feels like Instagram but user feeds are grouped into themed Hangout Rooms. Hangouts are hosted by YouTube Creator-Influencers.

- Each Hangout has hosts (like MTV VJ's!)
- Hosts post daily and propose new topics
- Hosts create reality TV videos and influencer interviews on YouTube
- Users posts video, images, voice and text just as on other social apps

In 2023 YouTube channels will transition to a AnyFans Streaming.

AnyFans vision is to become the generation defining social media platform for the younger Gen Z's and Generation A.

With aggressive user growth, our five year goal would be to be at or nearing acquisition or IPO.

AnyFans will introduce an influencer voting and ranking system that provides advertisers with a real-time score each month of up-and-coming influencers popularity on the platform, a much more accurate real-time measurement of influence when compared to just followers and views.

Forward-looking projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

AnyFans Inc. was incorporated in the State of Delaware in October 2021.

Since then, we have:

- 💲Our Founder's 1st tech start-up generated $1 million in revenue in year one

- 😎AnyFans YouTube Influencer-hosts will grow AF App users to 1 million in 2022 and 10 million in '23 (not guaranteed)

- 💲All the major tech companies are in a race to get to web 3.0 - interactivity is the future of tech

- 🔥Raised $500,000 to date-crowdfunding will fill the gap prior to planned seed round in summer 2022

- 👀 70% of top 500 brands are buying ads on the top social platforms, more than $65 🅱Billion in 2021

- 😊GenZ wants an App that builds a sense of community to network with those with similar interests

- 💯Hosts promote authenticity and positivity to combat constant mental health challenges GenZ faces

Historical Results of Operations

Our company was organized in October 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended March 7, 2022, the Company had revenues of $0.

- *Assets.* As of March 7, 2022, the Company had total assets of $1,290, including $1,290 in cash.

- *Net Loss.* The Company has had net losses of $348,810 for 2022.

- *Liabilities.* The Company's liabilities totaled $319,100 for 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been financed with $500,000 in paid-in capital by the founder; $319,100 of which is intended to be repaid.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We we plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AnyFans Inc. cash in hand is $44,000, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $30,000/month, for an average burn rate of $30,000 per month. Our intent is to be profitable in 24 months.

There have been nomaterial changes to date since December 31, 2021. Company is still in early start-up mode and developing the website is top priority.

We anticipate our burn rate being between $90,000-$100,000 a month for the initial 18 months from July 2022 to December 2023. We think we will begin generating revenue in July 2022 at $40,000/month (projected) for the first 3 months and then $60,000/month from Oct-Dec 2022. We anticipate focusing more on re-investment in user acquisition than focusing on posting a profit in 2022 and 2023.

We plan aggressive marketing campaigns in our initial 18 months to grow our user base and expand internationally in 2023. We expect to reach profitability by December 2024, provided we can raise $8 million.

Forward-looking projections cannot be guaranteed.

The owner plans to cover short-term burn while fundraising.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Joshua Luke, certify that:

(1) the financial statements of AnyFans Inc. included in this Form are true and

complete in all material respects ; and

(2) the tax return information of AnyFans Inc. included in this Form reflects

accurately the information reported on the tax return for AnyFans Inc. filed for the

most recently completed fiscal year.

Joshua Luke
Founder & CEO of AnyFans

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder

Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.AnyFans.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird AnyFans Early Bird SAFE
AnyFans SAFE

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Joshua Luke
Joshua Luke

Appendix E: Supporting Documents

ttw_communications_104512_154334.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird AnyFans Early Bird SAFE

AnyFans SAFE

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Joshua Luke

Joshua Luke

Appendix E: Supporting Documents

ttw_communications_104512_154334.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AnyFans Inc.

By

Josh Luke
Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Josh Luke

Founder & CEO
6/19/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.